
07051637

2006 ANNUAL REPORT

Reflections



Commonwealth National Bank®

Reflections or

Dear Shareholders,

2006 was a challenging year for the banking industry in general—which makes Commonwealth National Bank's continued growth and progress all the more gratifying. The end of 2006 marked our thirteenth consecutive quarter of profitability and another year of steady growth in assets and customers.

The market landscape last year was one of softening interest rates, tentative investing by businesses large and small, and a general attitude of "wait and see." Competition for business was fierce, as other financial institutions faced the same challenges. As we noted a marked shift toward higher-yielding time deposits in the third quarter, we were challenged to continually restructure our balance sheet to safeguard profits and ensure sustainable growth. We made a strategic decision to reduce our level of high-cost deposits in order to mitigate some of the margin pressure we were faced with.

Even in the face of these challenges, we managed to grow assets by 13% to $281,364,000, loans by 11% to $200,668,000 and deposits by 1% to $191,807,000.

Pre-tax earnings in 2006 totaled $1,108,000—a 3% increase over 2005's amount of $1,074,000.

Net income for 2006 amounted to $636,000, compared to $2,565,000 for 2005. The 2005 period included a $1.5 million tax benefit as a result of the elimination of the valuation reserve for tax-loss carry-forwards.

Prepared to face the future.

As planned, 2006 was a year for Commonwealth National Bank to increase our capacity in key operational areas in order to prepare for our next stage of growth. Taking the bank to over $280 million in assets in five years required great focus and dedication. As the bank continued to mature, it was evident that we needed to procure additional space to prepare for future growth. We moved our operations center into a new expanded facility located in Worcester, Massachusetts. To better serve our growing customer base, we opened two new branches at 1393 Grafton Street in Worcester and at 26 West Boylston Street in West Boylston, Massachusetts. Additionally, we introduced a new mortgage lending program last spring to expand our ability to serve both retail customers and our clients that specialize in residential real estate development. While this initiative adds a key component to our product offerings, it also provides a financial benefit to the bank by increasing our fee income.

As our current business customers continue to thrive and expand their operations, Commonwealth National Bank has evolved to meet their growing need for state-of-the-art banking services. This year we introduced a new overnight investment repurchase—or "sweep"—feature for our business customers, helping their deposits to earn maximum interest at all times. While the investment repurchase account was of tremendous financial benefit to our customers, it also helped the bank reduce its overall borrowed funds and the higher associated costs.

We have revised our marketing strategy to primarily focus on targeting new commercial business from existing customers as well as new prospects. Those efforts include direct marketing to targeted industries, an enhanced business development program and the formation of a bank advisory board.



2006

Reflecting a sense of optimism.

It's our firm belief that customers value these efforts made on their behalf and that these actions go a long way toward strengthening long-term relationships and maintaining the atmosphere of mutual trust that allows us to aggressively pursue growth while remaining confident that current gains are protected.

People seem to understand and respond very favorably to the integrity of our promises. Perhaps the strongest testimony on this front is that more than 95% of outstanding stock warrants were exercised by our investors in 2006, raising an additional $1.9 million in capital.

Recognizing success.

Whether it's sharing a belief in a new business venture, or joining in the dream of home ownership for a first-time buyer, the people of Commonwealth National Bank continue to seek out ways to support the goals of our customers and the community at large. We are pleased when the efforts of our employees are recognized by our peers and other organizations. In 2006, we accepted acknowledgement by organizations as close as the United Way of Central Massachusetts, (who awarded the bank "Gold Status" as a leader in their 2005 fund-raising campaign) and as far-reaching as the American Bankers Association that lauded our marketing efforts in their annual awards ceremony.

We see many encouraging signs in our community. The success stories featured on the following pages demonstrate the continued faith we have in the Central Massachusetts region. We see our own optimism reflected in the plans and aspirations of our customers and employees. We sincerely hope that they will find continued confidence with our bank.

We thank our shareholders and customers for their continued confidence in Commonwealth National Bank. And we hope that you'll recognize yourself in our ongoing spirit of optimism and dedication.



CHARLES R. VALADE, PRESIDENT/CEO



CARY J. CORKIN, CHAIRMAN





We see ourselves in hard-working employees.

We never forget that the most important asset we have is our dedicated staff. They're the reason we've been as successful as we have been. And they are the method by which we will reach our next phase of growth in the years to come.

With that in mind, we do our utmost to reflect some of the most progressive employment practices in our industry, such as "flex-time" and job sharing.

At both our Northbridge and West Boylston branches, for example, management duties are split between Jill Wardle and Lori Kostiw (Northbridge), and Karen Corcoran and Kathleen Trainor (West Boylston). This arrangement not only benefits the employees and their families, but our customers as well—who reap the rewards of having two hard-working advocates striving to bring them the best service possible.

BOCADO | BLOCK 5 RESTAURANTS
Clockwise from left: Michael Covino, Stephen Champagne, Michael DesRosiers, Kevin Ludy, and Debra Covino, partners, "Block 5" and "Bocado"; Carl Bindoo, VP, Commercial Loan Officer, Commonwealth National Bank.

We see ourselves
in sound planning
and
passionate execution.

Block 5 / Bocado

Speaking of job sharing, husband and wife Michael and Debra Covino and their associates, Stephen Champagne, Michael DesRosiers and Kevin Ludy, came to Commonwealth National Bank Vice President Carl Bindoo in the summer of 2005 with a dream - and a carefully thought-out business plan. The Covinos had been successfully working as occupational therapists, but had always kept a finger in the restaurant business as well.

With the continuing revival of the Green Street neighborhood in Worcester, the Covino team decided that the time was right to take the next step and add the essential component of any hip urban neighborhood– a lively bistro.

Bindoo was impressed with the plan for "Block 5", which included detailed pricing and marketing strategies along with conservative first-year projections. But the main attraction was the couple's passion for doing what they loved. Initial financing was approved to begin the project, and the restaurant was opened in September of 2005.

By the middle of 2006, "Block 5" was a resounding success–winning critical acclaim and attracting an overflow customer base throughout the week. Word soon got around that the Block 5 team was considering another restaurant concept and looking for more space.

An existing restaurateur who was looking to sell his business - located within walking distance of "Block 5" - caught wind of the idea and with the help of another fast round of financing "Bocado" was born. This second restaurant (the name means "mouthful" in Spanish) is Worcester's first official tapas bar and is proving to be just as popular as "Block 5."



We see ourselves growing in the community.

On a hot summer's day in July, the ribbon was cut on our fifth branch at 1393 Grafton Street. Not four months later, the doors on our sixth branch in West Boylston were opened to let in some of the unseasonably mild November weather along with a group of well-wishers and new local depositors.

Geographical growth was only the beginning. In 2006, we introduced our mortgage banking services under the leadership of Mark LaMountain, who joined the bank during the first quarter. By year's end, the mortgage program was well underway.

As an active participant in the daily lives of the communities we serve, Commonwealth National Bank continues its tradition of strong support for local charities, arts organizations and volunteer agencies. (Please find a complete list of supported organizations on the last page of this annual report.)

Beyond financial contributions, Commonwealth National Bank employees once again demonstrated dedication, service and compassion in individual efforts that ranged from Mary Dean's work on behalf of Abby's House to educating today's youth about saving money with our "Savings Makes Cents" program.

ABBY'S HOUSE
Left: Mary Dean, VP, Commercia
Loan Officer, Commonwealth
National Bank; Julie Komenos,
associate director, Abby's Hous



We see ourselves
in needing community
and a
secure place to live.

Abby's Ho

Abby's House is a multi-service non-profit organization in Worcester that serves homeless and battered women and children. Founded in 1976 by a group of activists led by Annette Rafferty, Abby's House has helped thousands of women and children make their way out of the chaos of homelessness.

With nearly half of the organization's operating budget coming from individuals and community groups, finances are a continual challenge. In 2006, the Sisters of Mercy—longtime owners of the real estate at 52 High Street—transferred ownership of the 55 single-room-unit facility to Abby's House for $1. However, absorbing the new expenses associated with the property threatened to overwhelm the group's budget.

Commonwealth National Bank Vice President Mary Dean (who had previously served two years as board president for Abby's House) recognized that the organization's main challenge revolved around cash flow and fundraising timing issues. She immediately worked with associate director Julie Komenos to arrange a line of credit for the organization at Commonwealth National Bank, and also nominated Abby's House for a Massachusetts Bankers Association Charitable Foundation grant, which it received.

Today, with the security of the line of credit, Abby's House can focus on its essential mission: providing long-term affordable housing for at-risk women and children.



Our success is a reflection of our determination.

Our success is a reflection of our determination.

Having the experience and confidence to take decisive action has helped Commonwealth National Bank weather the dynamic cycles of our industry and the market area we serve. We are big believers in letting the facts speak for themselves, and so it is without hesitation that we present some performance highlights from a very challenging year.


Total Assets
($ in millions)
199.8
249.4
281.4
12/31/04
12/31/05
12/31/06


Loans
($ in millions)
149.7
180.8
200.7
12/31/04
12/31/05
12/31/06


Average Earnings Assets
($ in millions)
165.9
214.1
258.0
2004
2005
2006


Deposits
($ in millions)
157.0
189.5
191.8
12/31/04
12/31/05
12/31/06


Net Interest Margin
(%)
3.44%
3.60%
3.27%
2004
2005
2006


Pretax Earnings
($ in millions)
0.256
1.074
1.108
2004
2005
2006


Earnings per Diluted Share
(in Whole $s)
0.13
1.19
0.29
2004
2005
2006


Capital Ratios at 12/31/06
(%)
9.36%
12.18%
13.43%
Tier 1 Leverage Ratio
Tier 1 Risk-Based Capital Ratio
Total Risk-Based Capital Ratio



TOTAL ASSETS



13%

AVERAGE EARNING ASSETS



20%

LOANS



11%

DEPOSITS



1%

NET INTEREST INCOME



9%

We see ourselves preparing for tomorrow.

2006 saw the expansion of our Operations Center into an improved facility that allows the capacity to sustain our growth plans. The additional physical space facilitates department workflows as well as computer networking logistics. These benefits will present themselves through our commitment to providing customers with state-of-the-art products and services, and will consistently be delivered with our hometown focus on service and integrity.

From a security and IT perspective, we've taken extraordinary steps to safeguard our operations as well as our customers' transactional information. We have expanded facilities, which allows us to build redundancy into our business continuity plan. We have implemented multi-factor authentication for our Internet banking products, and we maintain effective fraud/risk management as it relates to our customers' transactional security. New technology, (along with effective policies and procedures), reinforce these safeguarding measures to ensure the safety and integrity of our customers' data and assets.

With this new infrastructure in place, we're poised to introduce an increasingly sophisticated range of services to our retail and commercial customers. One example on the near horizon is a remote deposit capture service that will allow customers to rapidly and securely transmit deposits from virtually anywhere in the world.

WORCESTER CENTER FOR PERFORMING ARTS
From left: Tomas Tauszig, Commercial Loan Officer, Commonwealth National Bank; Troy Siebels, executive director, Worcester Center for Performing Arts.



We see ourselves
in bringing
more of the world
to Worcester.

Worcester Center for Performing Arts

In its mission to bring more of the world's culture to local audiences, the Worcester Center for Performing Arts announced an ambitious renovation program in September of 2006. This renovation program is the result of a process which started five years ago when local businessmen Edward Madaus and Paul Demoga created the non-profit entity that purchased the real estate. The former Loews Poli Palace theatre in downtown Worcester will be turned into a 2,300-seat showcase for large-scale Broadway shows, concerts, music recitals, dance, community and other special events.

Since the announcement, a broad range of public and private support has been mustered to assist the estimated $30-million effort, including private fund-raising, state and federal tax credits, and assistance from the Worcester Business Development Corporation.

WCPA executive director Troy Siebels was understandably enthusiastic about the outpouring of support—but also anxious to begin work as soon as possible in order to speed the arrival of the center's expected economic impact of $40 million per year for local residents and businesses.

To help get things moving, Commonwealth National Bank's Tamas Lauszig worked with Siebels to establish a line of credit. This instant access to funds enabled important work to begin on schedule, and will help WCPA complete construction in time for the projected opening in January of 2008. It will also enable WCPA to take advantage of important tax credits.

In addition, Commonwealth National Bank has committed to construction and permanent funding of the project, creating a special loan agreement that provides adequate flexibility for the new organization to pay back the loan while maintaining a viable cash flow.



We see ourselves building stronger relationships.

At the start of our sixth year, our focus on growth has expanded in scope once again. While we are as diligent as ever in acquiring new customers, we are also looking for even more ways to serve existing customers and to secure their banking relationship over the long term.



2007 will see the formation of a bank advisory board. A cross-section of business and community leaders will be selected to serve on the bank's inaugural advisory board. We expect this group to introduce us to new contacts and prospects in an effort to continue cultivating and growing our customer relationships.

Our marketing strategies will primarily focus on growing our commercial lines of business in order to maximize the most beneficial relationships. Emphasis will be placed on direct marketing to targeted industries and developing business within the more profitable market segments.

ACCESS TCA
From left: Richard Silton, president and COO, Access TCA; Russ Dye, VP, Commercial Loan Officer, Commonwealth National Bank.



We see ourselves
in looking for
unique solutions
to complex challenges.

Access TCA

In 2004, the management of Access TCA realized that their present bank would not be able to provide the tools and service needed to help their company evolve from a local trade show exhibit builder to a sophisticated global marketing agency. Headquartered in Whitinsville, Massachusetts, Access has over 200 employees as well as offices in Georgia, Nevada and the United Kingdom. The company serves international clients in several major industries like pharmaceutical, automotive, housewares and publishing.

A major supplier to Access recommended Commonwealth National Bank Vice President Russ Dye and President Charlie Valade. The two met with the company's senior management and listened to their needs which not only included a line of credit and funds for substantial leasehold improvements but also the ability to manage their cash online.

The Commonwealth National Bank team helped the company to smoothly transition its banking relationship, provide the online ability to manage its cash needs through an expanded line of credit, flexibly fund leasehold improvements, and accept and remit payments electronically.

Richard Sitton, the company's new president and chief operating officer, has further enhanced the company's ability to creatively respond to the needs of its clients by purchasing new equipment financed through Commonwealth National Bank.

Commonwealth National Bank knows that providing banking service isn't just taking orders for traditional bank products—it's building relationships, understanding the needs of a business and helping its management find solutions to meet the challenges of a global marketplace.


ACCESS

Our values are reflected in our people.

Our values are reflected in our people.

The success of a business is directly reflected in the talent of the people associated with it. Commonwealth National Bank's ability to succeed in a competitive market is a result of our ability to retain a stable team of trusted employees, directors, advisers and investors.

Board of Directors

Robert D. Ansin
Gerald D. Cohen
Cary J. Corkin, Chairman
Lawrence J. Glick
Stephen J. Granger
George L. Kaplan
John P. Lauring
Harris L. MacNeill
Ralph D. Marois
Henry T. Michie
Richard J. Noonan
Claire O'Connor
Bryan T. Rich
J. Robert Seder
Charles R. Valade

Executive Officers

Charles R. Valade, President and CEO
Martha A. Dean, SVP and Chief Operations Officer
William M. Mahoney, SVP and Chief Financial Officer
Christine Trifari, SVP and Chief Credit Officer
Andrea J. White, SVP and Chief Retail Officer

Commercial Loan Officers

Carlisle Bindoo, Vice President
Mary T. Dean, Vice President
Russell J. Dye, Vice President
Robert J. Kelley, Vice President
Patrick J. McKeon, Vice President
Tomas E. Tauszig, Loan Officer

Cash Management Officer

Sheila F. Talman, Vice President

Consumer Loan Officer

Patricia M. Harrington, Vice President

Branch Managers

Kenneth Mudzingwa, Branch Officer (Waldo Street)
Cheryl A. Courtemanche, Branch Officer (Grafton Street)
Maureen E. Halley, Branch Officer (Chadwick Square)
Stacey A. Johnson, Assistant Vice President (Shrewsbury)
Lori A. Kostiw, Vice President (Whitinsville)
Jill L. Wardle, Vice President (Whitinsville)
Karen M. Corcoran, Assistant Vice President (West Boylston)
Kathleen Trainor, Assistant Vice President (West Boylston)

Credit Officer

Alla Demihovsky, Assistant Vice President

Controller

Kimberly M. Anderson, Controller

Network Administrator

Andrea M. Dupell, Assistant Vice President

Residential Mortgage Officer

Mark E. LaMountain, Vice President

Market Maker – Stock Symbol CWEA

Carl P. Sherr Company
440 Main Street
Worcester, Massachusetts 01608
Contact: Ed Sherr
508-791-7126

Transfer Agent

American Stock Transfer and Trust Company
Shareholder Services
800-937-5449

Auditor

KPMG LLP
99 High Street
Boston, Massachusetts 02110

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, D.C. 20016



Senior management, from left to right: Martha A. Dean, SVP, Chief Operations Officer; William M. Mahoney, SVP, Chief Financial Officer; Charles R. Valade, President/CEO; Andrea J. White, SVP, Chief Retail Officer; Christine Trifari, SVP, Chief Credit Officer.

Our values are reflected in the community.

Our values are reflected in the community.

There are many worthwhile organizations throughout Central Massachusetts, and we take great pride in helping them achieve their vision. Here is a list of the groups we supported in 2006:

- Abby's House
- African Cultural Festival
- Alternatives Unlimited
- American Cancer Society
- American Heart Association
- Assumption School
- Audio Journal
- Avon Foundation
- Beauregard Family Fund
- Beginning Bridges
- Big Brothers Big Sisters of Central Mass/Metrowest, Inc.
- Blackstone Valley Chamber of Commerce
- Blackstone Valley Education Fund
- Blackstone Valley NAM Vets
- Boys & Girls Club of Worcester
- Builders Association of Central Massachusetts
- Camosse Family Foundation
- Center for Women & Enterprise
- Central MA Housing Alliance
- Centro Las Americas
- Choose Worcester, Inc. (c/o Greater Worcester Community Foundation)
- Christ the King CYC
- Clark University Small Business Development Center
- Douglas Athletic Booster Club
- Easter Seals
- Ecotarium
- Family Health Center
- Emerald Club of Worcester County
- First Night Worcester 2007
- Forest Grove Middle School
- Girl Scouts of Montachusett Council, Inc.
- Girls, Inc.
- Greater Worcester 32nd Masonic Learning Centers for Children, Inc. (GWMLCC)
- Habitat for Humanity
- Harmony Club of Worcester
- Hillside Restoration Project
- India Society of Worcester
- Jewish Community Center
- Jewish Healthcare Center
- Junior Achievement
- Juvenile Diabetes Research Foundation International
- Lutheran Social Services
- Make-A-Wish
- March of Dimes
- Marine Corps League, Worcester Detachment #144
- Martin Luther King Jr. Business Empowerment Center
- Massachusetts Bankers Association
- Massachusetts Veterans, Inc.
- National Cancer Institute
- Neighborworks HomeOwnership Center of Worcester
- Nelson Place PTO
- Newspapers in Education (Worcester Telegram & Gazette)
- North Worcester Business Association
- Northbridge American Legion Baseball Club
- Northbridge Junior League Baseball, Inc.
- Northbridge Police Association
- Northbridge Public Schools
- Oak Hill Community Development Corp.
- Odd Fellows Home (The Grand Lodge of MA, I.O.O.F.)
- Pan Mass Challenge
- Preservation Worcester
- Quinsigamond Community College
- Ronny's Fun Run (supports Blackstone Valley scholarships and youth programs)
- Rotary of Shrewsbury
- Saint Ann's Church
- Saint John's Academy
- Saint Spyridon Greek Orthodox Cathedral
- Salvation Army
- Seven Hills Charter Public School
- Shrewsbury Firefighters Association
- Shrewsbury Lions Club
- Shrewsbury Schools Music Association
- Shrewsbury Youth and Family Services, Inc.
- Shrewsbury Youth Football & Cheerleading
- Southeast Asian Coalition of Central Massachusetts
- Spectrum Charitable Foundation
- Spirit of Shrewsbury
- Sports Alive/Set for Success
- Tara Bean Foundation (supports pediatric brain tumor treatment and research advancements)
- The Northbridge Thunder
- Toys for Tots
- United Way of Central Massachusetts
- Uxbridge First Holiday Night
- Uxbridge High School Yearbook
- West Boylston Elementary School Trust (AKA WestBest)
- West Boylston Historical Society
- Westboro Athletic and Social Association (WASA)
- Westborough Food Pantry
- Whitin Community Center
- Why Me and Sherry's House
- Worcester Animal Rescue League
- Worcester Art Museum
- Worcester Columbus Day Parade Committee
- Worcester Community Action Council
- Worcester Comprehensive Child Care Services
- Worcester County CSI (WCCCSI) Michael G. Lapomardo Sr. Scholarship Program
- Worcester County Saint Patrick's Day Parade
- Worcester Hibernian Cultural Centre Campaign/Ancient Order of Hibernians
- Central MA Housing Alliance
- Worcester Regional Chamber of Commerce
- Worcester Regional Research Bureau
- Worcester Youth Center
- Y.O.U., Inc.
- YMCA of Great Worcester
- YouthNet
- YWCA

CNB FINANCIAL CORP.



Commonwealth National Bank

Worcester
33 Waldo Street
508-752-4800
1 West Boylston Street
508-595-0000
1393 Grafton Street
508-799-0211

Shrewsbury
564 Main Street
508-845-4240

West Boylston
26 West Boylston Street
508-835-1770

Whitinsville
701 Church Street
508-234-9913

1-866-BANK-CNB (226-5262)

commonwealthworcester.com

C N B F I N A N C I A L C O R P.



Commonwealth
National Bank

END

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